

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

<u>Via Facsimile</u>
Michael J. Ulrich
SandRidge Permian Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

<u>Via Facsimile</u>
Tom L. Ward
Chairman and Chief Executive Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

> **Re:** **SandRidge Permian Trust**
> **Registration Statement on Form S-1**
> **Filed May 25, 2011**
> **File No. 333-174492**
>
> **SandRidge Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 25, 2011**
> **File No. 333-174492-01**

Dear Messrs. Ulrich and Ward:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 and Registration Statement on Form S-3

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment

3.   In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. For example, and without limitation, we note your disclosure at page 2 relating to the percentage of the target distributions that will be hedged.

4.   Please inform us when the amount of compensation allowable or payable to Reef Securities, Inc. has received clearance by FINRA. Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

5.   Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5. Refer generally to Item 901(b) of Regulation S-K and Section III.D of Securities Act Release No. 33-6922 for the definition of "partnership" that encompasses "finite-life entities." For example, and without limitation, please provide the cover page disclosure set forth in Section II.A.3.a of Release 33-6900 and the information required by Section 1.D. of Industry Guide 5.

6.   We note that you have not provided most of your exhibits. Please submit all material exhibits, including, without limitation, the legality and tax opinions, in order to facilitate our review of your filing. We may have further comment upon our review.

7.   Please provide us with all promotional and sales materials prior to their use. See Section 19.D. of Industry Guide 5. Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

8.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

9.   We note your disclosure at page 120 relating to a directed unit program. Please revise your disclosure where appropriate, including, without limitation, under "Prospectus Summary" to include a description of such program. Please also file any agreements relating to such program.

10.   Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus or, in the alternative, please revise your disclosure to clarify whether it is management's belief. For example, and without limitation, we know your statements in the second paragraph at page 4 and under "Key Investment Considerations" beginning at page 10. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement.

11.   Please define terms the first time such terms are used or, in the alternative, provide a cross reference to where such terms are later defined.   For example, and without limitation, we note your reference to Term Royalties and Perpetual Royalties at page 27.

12.   We note your disclosure at pages 34 and 81 that oil, natural gas and natural gas liquids may be recovered by hydraulic fracturing. We also note your disclosure at page 32 under "Risk Factors—The Operations of SandRidge are subject to environmental laws…." Please tell us, with a view towards disclosure:

- the location of the hydraulic fracturing activities;

- the acreage subject to hydraulic fracturing;

- the percentage of the reserves subject to hydraulic fracturing;

- the anticipated costs and funding associated with hydraulic fracturing activities; and

- whether there have been any incidents, citations or suits related to SandRidge's hydraulic fracturing operations for environmental concerns, and if so, what has been its response.

13.   In regard to the hydraulic fracturing operations, please also tell us what steps SandRidge has taken to minimize any potential environmental impact. For example, and without limitation, please explain if SandRidge:

- has steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Prospectus Cover Page

14.   We note your disclosure that you intend to list your common units on the New York Stock Exchange. Please provide us with updated information regarding the status of the application.

15.   At the top of the cover page, you state that SandRidge "will convey to the trust certain royalty interests in exchange for common and subordinated units collectively representing a 40% beneficial interest in the trust (without giving effect to the exercise of the underwriters' over-allotment option), *as well as all of the net proceeds of this offering*" (emphasis added). In addition, your Use of Proceeds section indicates that the trust will deliver the net proceeds to one or more of SandRidge's wholly owned subsidiaries. We note that in the table at the bottom of the cover page, however, that you have a column titled "Proceeds to the Trust." Please clarify whether SandRidge (including its subsidiaries) or the trust will receive the proceeds of this offering.

Summary, page 1

SandRidge Permian Trust, page 1

16.   Please provide a cross reference to the relevant disclosure contained elsewhere in the prospectus relating to the circumstances set forth in the last sentence of the first paragraph. In this regard, we note your disclosure beginning at page 75.

The Offering, page 15

17.   We note your disclosure relating to the how the proceeds of the offering will be allocated and to whom the 7,462,500 units and 12,437,500 subordinated units will be issued. Please provide cross-references, as appropriate, to your discussion at page 43, which describes in greater detail which of SandRidge's subsidiaries will be issued the units and/or will obtain the proceeds of the offering.

Risk Factors, page 18

The trust units may lose value as a result of title deficiencies…, page 23

18.   We note your disclosure that SandRidge does not obtain title insurance with respect to certain of the Underlying Properties. Please advise us as to the basis for not obtaining title insurance. In your response, please tell us whether this is customary in your industry. If it is not, please revise your disclosure to indicate this point of fact. In this regard, we note your disclosure relating to drilling title opinions at page 78.

Conflicts of interest could arise between SandRidge and the trust unitholders, page 29

19.   Please clarify the circumstances whereby "SandRidge may abandon a well that is uneconomic even though such well is still generating revenue for the trust unitholders."

SandRidge's ability to satisfy its obligations to the trust…, page 30

20.   We note your disclosure that the proceeds for the royalty interests may be commingled with those of SandRidge's retained interest and that it may not be possible for the trust to trace its entitlement to the funds in the commingled pool. Please revise your disclosure to illustrate how this situation may occur.

Cautionary Statement Regarding Forward-Looking Statements, page 39

21.   Please remove the word "will" from your list of forward-looking statements.

The Trust, page 42

Development Agreement and Drilling Support Lien, page 43

22.   We note your disclosure at page 44 under "—Horizontal Wells" that SandRidge is not permitted to drill horizontal wells as of the date of the prospectus. Please revise your disclosure to describe the reasons for this restriction. If the restriction is set forth in provisions in the development agreement, so state, and please tell us the rationale for any such provision. In this regard, please also describe the rationale behind the provisions

> relating the different treatment horizontal drilling receives under the agreement, as described in your disclosure at page 45 under "—Additional Provisions."

Target Distributions and Subordination and Incentive Thresholds, page 48

23.   We note your disclosure of target distributions for each quarter through and including the quarter ending June 30, 2012. Please expand your disclosure in this section to provide pro forma distributable income for the year ended December 31, 2010 and the most recent interim period.

Where You Can Find More Information, page 122

24.   Please revise to expressly state that all filings filed by SandRidge pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. See *Compliance and Disclosure Interpretations: Securities Act Forms*, Question 123.05 at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm*.

Unaudited Pro Form Financial Information, page F-1

25.   Please confirm that the royalty interests to be conveyed to the Trust are not significant to the financial statements of SandRidge Energy, Inc.; therefore, pro forma financial information reflecting this disposition is not required to be presented.

26.   Please only present your pro forma statements of distributable income for the year ended December 31, 2010 and the three months ended March 31, 2011 to comply with the guidance of Rule 11-02(c)(2)(i) of Regulation S-X.

Engineering Comments

Key Investment Considerations, page 10

Exposure to Oil and Natural Gas Price Volatility Mitigated Through June 30, 2016, page 10

27.   Please include the fact that any volumes of oil and gas that are hedged may not see the full effect of higher prices as long as they are hedged.

Technologies, page 73

28.   You state that most of the undeveloped wells are close offsets to producing wells and could be as close as 5-acre offsets as stated on page four. Please tell us how you determined that all of the estimated reserves from these wells are in fact incremental or

new reserves as opposed to accelerated reserves that would be recovered over time from the existing wells if the offset wells were not drilled at all.

29.   Please tell us when the first well was drilled by Arena in the AMI, its initial production rate and the cumulative oil and gas production to date from that well.

30.   For the 888 development wells, please tell us how many you have attributed proved reserves to. For those wells you have attributed proved reserves to, please tell us the average IP rate, the average decline rate and the average ultimate oil and gas reserves that you are estimating for these wells.

Netherland Sewell, page 73

31.   Please remove the reference to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. Paragraph (8) of Item 1202 of Regulation S-K requires you to disclose the qualifications of the technical person who determined the reserves not to refer to an SPE document that only provides the minimum acceptable qualifications of a reserve evaluator. Therefore, please revise your document to provide that individual's specific qualifications regarding reserve estimations.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour at (202) 551-3360 or Jennifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or James Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc:　　Via Facsimile
　　　　David H. Engvall, Esq.
　　　　Covington & Burling LLP
　　　　1201 Pennsylvania Avenue, N.W.
　　　　Washington, D.C. 20004